SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

               FOR THE THREE-YEAR PERIOD ENDING DECEMBER 31, 2006

  STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES
                           AS SPECIFIED IN RULE 71(B)


     1.   Name and business address of person filing statement.

          Thelen Reid & Priest LLP ("TRP"), 875 Third Avenue, New York, New York 10022; 65 Madison Avenue, Suite 100, Morristown, New Jersey 07960; 701 Pennsylvania Avenue, Washington, D.C. 20004.

     2. Names and business addresses of any persons through whom the undersigned has engaged in activities described in Item 4 below.

          New York, New York: William T. Baker, Jr., James J. Cesare, Douglas E. Davidson, Jill Dinneen, Richard Farmer, Thomas P. Giblin, Jr., Walter T. Godlewski III, Jennifer Goldberg, Richard S. Green, Etie Hertz, John T. Hood, Ira H. Jolles, Safal K. Joshi, Stephen H. Kinney, Jr., Gregory G. Pavin, Robert J. Reger, Jr., Kimberly M. Reisler, Maria Ross, Welton O. Seal, Jr., A. Scott Tinkham, Peter W. Van Gelderen, Robert M. Vilter, Timothy S. Wright.

          Morristown, New Jersey: Michael Connolly, Gerald W. Conway, Julie L. Friedberg, Marc B. Lasky, Amy P.K. Motzenbecker, Elizabeth A. Quirk.

          Washington, D.C.: Linda Breathitt, Amy Comer, Howard A. Cooper, Raymond F. Dacek, Benjamin I. Delancy, Deborah A. DeMasi, Lee M. Goodwin, Robert T. Hall III, David E. Jacobson, William A. Kirk, Jr., Richard J. Leidl, Phillip G. Lookadoo, Andrew F. MacDonald, Joshua Mecham, James K. Mitchell, Edward L. Pittman, Walter L. Raheb, Richard Y. Roberts, John R. Schaefgen, Jr., James A. Stenger, Kenneth
          B. Weiner, Andrea Wolfman.

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          Allegheny Energy, Inc. and its subsidiaries
          Alliant Energy Corporation and its subsidiaries
          Ameren Corporation and its subsidiaries
          Cinergy Corporation and its subsidiaries
          Entergy Corporation and its subsidiaries
          Exelon Corporation and its subsidiaries
          FirstEnergy Corporation and its subsidiaries
          National Fuel Gas Company and its subsidiaries
          NiSource, Inc. and its subsidiaries
          Pepco Holdings, Inc. and its subsidiaries
          Progress Energy, Inc. and its subsidiaries
          Xcel Energy, Inc. and its subsidiaries

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

          Legal counsel for various matters including before the Securities and Exchange Commission, the Federal Energy
          Regulatory Commission and/or the United States Congress.

     5.   a.   Compensation received and estimated to be received by the
undersigned or other persons, directly or indirectly, for services described in Item 4, above, and sources of compensation.

                     SALARY OR OTHER COMPENSATION
                     ----------------------------


                                                       PERSON OR COMPANY FROM
 NAME OF           (A)                 (B)             WHOM RECEIVED OR TO BE
RECIPIENT        RECEIVED         TO BE RECEIVED              RECEIVED

   TRP        See Exhibit A1      See Exhibit A/1/    Allegheny Energy, Inc.
   TRP        See Exhibit A       See Exhibit A       Alliant Energy Corporation
   TRP        See Exhibit A       See Exhibit A       Ameren Corporation
   TRP        See Exhibit A       See Exhibit A       Cinergy Corporation
   TRP        See Exhibit A       See Exhibit A       Entergy Corporation
   TRP        See Exhibit A       See Exhibit A       Exelon Corporation
   TRP        See Exhibit A       See Exhibit A       FirstEnergy Corporation
   TRP        See Exhibit A       See Exhibit A       National Fuel Gas Company
   TRP        See Exhibit A       See Exhibit A       NiSource, Inc.
   TRP        See Exhibit A       See Exhibit A       Pepco Holdings, Inc.
   TRP        See Exhibit A       See Exhibit A       Progress Energy, Inc.
   TRP        See Exhibit A       See Exhibit A       Xcel Energy, Inc.

-------------------

/1/  Exhibit A submitted under request for confidential treatment.

          b.   Basis for compensation if other than salary.

               Hourly billing rates plus routine expenses.

     6. Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
Item 4, above.

          a.   Total amount of routine expenses charged to client:

               See Exhibit A, submitted under a request for confidential treatment.

          b.   Itemized list of all other expenses:

               No other expenses.

                                          THELEN REID & PRIEST LLP


                                          By: /s/ William T. Baker, Jr.
                                             -------------------------------
                                                  William T. Baker, Jr.

Date:    April 28, 2004

                                                                   Exhibit Index
                                                                   -------------

Exhibit A -    Compensation and Routine Expenses Received from Clients
               (submitted under a request for confidential treatment).